UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PLX

(Name of Issuer)

Common Stock, .001 Par Value

(Title of Class of Securities)

693417107 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 693417107

1.	Name of Reporting Persons I.R.S. Identification Nos. of persons (entities only) Draper Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0 6. Shared Voting Power 64,779 7. Sole Dispositive Power 0 8. Shared Dispositive Power 64,779

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 918,761

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP NUMBER 693417107

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only) Draper Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 16,563 6. Shared Voting Power 64,779 7. Sole Dispositive Power 16,563 8. Shared Dispositive Power 64,779

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 918,761

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person (see Instructions) CO

CUSIP NUMBER 693417107

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only) Timothy C. Draper

2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 752,093 6. Shared Voting Power 166,668 7. Sole Dispositive Power 752,093 8. Shared Dispositive Power 166,668

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 918,761

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person (see Instructions) IN

CUSIP NUMBER 693417107

1.	Name of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only) JABE, LLC

2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 85,326 7. Sole Dispositive Power 0 8. Shared Dispositive Power 85,326

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 918,761

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person (see Instructions) OO

Item 1(a)			Name of Issuer:

PLX

Item 1(b)			Address of Issuer’s principal executive offices:

390 Potrero Avenue, Sunnyvale, CA 94086

Item 2(a)			Name of person filing:

Draper Associates, L.P. Draper Associates, Inc. Timothy C. Draper JABE, LLC

Item 2(b)			Address of principal business office or, if none, residence:

400 Seaport Court, Suite 250, Redwood City, CA 94063

Item 2(c)			Citizenship:

		Draper Associates, L.P. Draper Associates, Inc. Timothy C. Draper JABE, LLC	California California United States California

Item 2(d)			Title of class of securities:

Common Stock

Item 2(e)			CUSIP No.:

693417107

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)		☐ Broker or dealer registered under section 15 of the act (15 u.s.c. 78o).

	(b)		☐ Bank as defined in section 3(a)(6) of the act (15 u.s.c. 78c).

	(c)		☐ Insurance company as defined in section 3(a)(19) of the act (15 u.s.c. 78c).

	(d)		☐ Investment company registered under section 8 of the investment company act of 1940 (15 u.s.c. 80a-8).

	(e)		☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(e);

	(f)		☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(f);

	(g)		☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(g);

	(h)		☐ A savings association as defined in section 3(b) of the federal deposit insurance act (12 u.s.c. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the investment company act of 1940 (15 u.s.c. 80a-3);

(j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(j).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Mr. Timothy C. Draper exercises sole voting and dispositive power with respect to 342,810 shares of PLX Common Stock, .001 Par Value, which are in the names of his minor children.

	(b)–(c):	See rows 5 through 11 of cover pages for the required information.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or (c).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2004	Draper Associates, L.P.

	By:	/s/ Tim Draper
Tim Draper Managing Director

Draper Associates, Inc.

	By:	/s/ Tim Draper
Tim Draper Managing Director

/s/ Timothy C. Draper
Timothy C. Draper

JABE, LLC

	By:	/s/ Tim Draper
Tim Draper Managing Director

Exhibit Index

Exhibit	Description

99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith